CUSIP No. 85554J109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Starlight Supply Chain Management Company
(Name of Company)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

85554J109
(CUSIP Number)

Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5290 DTC Parkway, Suite 150

Greenwood Village, Colorado 80111

(303) 292-3883
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 85554J109

1	NAME OF REPORTING PERSONS

QU Ting Ting Jessica
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

		28.0%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		28.0%
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,846,898,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.0%
14	TYPE OF REPORTING PERSON*

IN

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Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Starlight Supply Chain Management Company (the “Company”).  The address of the Company’s principal executive offices is Room 805-806, Xinghe Century Towers A, CaiTian Road No. 3069, Shenzhen City, Futian District, People’s Republic of China.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is filed by QU Ting Ting Jessica, a citizen of the People’s Republic of China (the “Reporting Person”).

(b)	The business address of the Reporting Person is Room 201, Block A, No. 1, Qianwan 1 Road, Qianhai Cooperative District of Shenzhen and Hong Kong, Shenzhen, China.

(c)	The Reporting Person serves as Chief Executive Officer of Sing Kong Supply Chain Management Co. Ltd Shenzhen, a supply chain management company with principal business address at Room 201, Block A, No. 1, Qianwan 1 Road, Qianhai Cooperative District of Shenzhen and Hong Kong, Shenzhen, China.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On November 18, 2016, pursuant to the Share Exchange Agreement described in Item 4, below, 1,846,898,336 shares of the Company’s Common Stock were issued to FUNG Tsz Yeung in exchange for 389 shares of Sing Kong Supply Chain Management Co., Limited, a Hong Kong company (“Sing Kong”) held by him in trust for the Reporting Person. As a consequence, Mr. Fung holds the 1,846,898,336 shares in trust for the Reporting Person.

Item 4.	Purpose of Transaction.

On October 4, 2016, the Company entered into a definitive Share Exchange Agreement with Sing Kong Supply Chain Management Co. Limited, a Hong Kong company, (“Sing Kong”) and all of the shareholders of Sing Kong. Under the terms of the Share Exchange Agreement, at the closing, all of the issued and outstanding capital stock of Sing Kong, consisting of 1,000 shares of common stock, was to be exchanged for an aggregate of 4,752,217,304 shares of the Company’s $0.001 par value Common Stock.

On November 18, 2016, as part of the closing under the Share Exchange Agreement, the Company issued 1,846,898,336 shares of its Common Stock to FUNG Tsz Yeung in exchange for the 389 shares of Sing Kong held by him in trust for the Reporting Person.

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Other than disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns an aggregate of 1,846,898,336 shares of Common Stock, representing approximately 28.0% of the total issued and outstanding shares of Common Stock (based on 6,606,065,482 shares of Common Stock issued and outstanding as of November 30, 2016).

(b)	The Reporting Person has sole voting and dispositive power over the shares.

(c)	Other than the acquisition of the shares as reported on this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

1.	Not applicable

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2016	/s/ QU Ting Ting Jessica
QU Ting Ting Jessica

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